UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s November 2008 total passenger traffic decreases 13.3%

Monterrey, Mexico, December 8, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports decreased 13.3% in November 2008, as compared to November 2007.

Domestic traffic in November 2008 decreased 12.5% (-125,307 passengers), compared to the prior year period. Traffic at Ciudad Juárez, Mazatlán, Durango, Culiacán, San Luis Potosí, Monterrey, Torreón, Chihuahua, and Zihuatanejo had the largest reductions. The principal common factors for most of these airports were the cancellation of frequencies and/or routes by Aviacsa and VivaAerobus, the suspension of Aerocalifornia, and the departure of Avolar, Aladia, and Alma from OMA’s airports. The airports in Zacatecas, Reynosa, and Acapulco increased domestic traffic, principally as a result of increased activity by Volaris, Interjet, and Click Mexicana. The start of operations in November of the Tampico-Mexico City route by Aeromar and Tijuana-Mazatlan-Toluca by Volaris were noteworthy.

International traffic decreased 17.7% (-34,258 passengers) in November 2008, as compared to November 2007. The airports of Monterrey, Zihuatanejo, Mazatlán, Acapulco, Culiacán, Torreón, and Chihuahua were the most affected, principally as a result of a reduction in frequencies and cancellation of routes by some U.S. carriers and the departure of Delta and American Eagle from some airports.

On November 7, 2008, the airline Alma de Mexico announced the permanent suspension of operations and the filing for bankruptcy protection, as a result of the difficult business environment faced by the air transportation industry in recent months. This airline carried 3.3% of OMA’s total passenger traffic for the first 11 months of 2008.

By airport

Monterrey, OMA’s principal airport, served 475,865 passengers in November 2008, a decrease of 14.8% (-82,344 passengers) compared to the same month of 2007. Domestic traffic at Monterrey airport decreased 13.9% principally as a result of a lower volume of traffic on Aviacsa, the cancellation of some frequencies and routes by VivaAerobus, and the departure of Aladia and Alma in October and November, respectively. International traffic decreased 20.1%, affected by a reduction in frequencies and/or cancellation of routes by the U.S. carriers that operate in Monterrey, and by the cancellation of Aviacsa’s routes to Los Angeles and Houston.

During November, the Zacatecas airport had an increase in traffic of 12.9%, driven by domestic traffic, including the noteworthy performance of Click Mexicana’s route to Mexico City.

The Tampico airport recorded growth in both domestic and international traffic. Click Mexicana, Interjet, and Aeromar were the principal drivers of domestic growth.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: December 9, 2008